Exhibit 14.1

                             PARLEX CORPORATION

                               CODE OF ETHICS
                    FOR DIRECTORS AND EXECUTIVE OFFICERS

General Statement

Parlex and each of its directors and executive officers, wherever they may be located, must conduct their affairs with uncompromising honesty and integrity. Business ethics are no different than personal ethics. The same high standard applies to both. As a Parlex director and/or executive officer, you are required to adhere to the highest standard regardless of local custom.

You are expected to be honest and ethical in dealing with each other, with clients, vendors and all other third parties. Doing the right thing means doing it right every time.

You must also respect the rights of your fellow directors and/or executive officers, subordinates and third parties. Your actions must be free from discrimination, libel, slander or harassment. Each person must be accorded equal opportunity, regardless of age, race, sex, sexual preference, color, creed, religion, national origin, marital status, veteran's status, handicap or disability.

Parlex conducts its affairs consistent with the applicable laws and regulations of the countries where it does business. Business practices, customs and laws differ from country to country. When conflicts arise between Parlex's ethical practices, and the practices, customs, and the laws of a country, Parlex seeks to resolve them consistent with its ethical beliefs. If the conflict cannot be resolved consistent with its ethical beliefs, Parlex will not proceed with the proposed action giving rise to the conflict. These ethical standards reflect who we are and are the standards by which we choose to be judged.

The following statements concern frequently raised ethical concerns. A violation of the standards contained in this Code of Ethics will result in corrective action, including possible dismissal or removal from the Board.

Conflicts of Interest
You must avoid any personal activity, investment or association which could appear to interfere with good judgment concerning Parlex's best interests. You may not exploit your position or relationship with Parlex for personal gain. You should avoid even the appearance of such a conflict. For example, there is a likely conflict of interest if you:

      * cause Parlex to engage in business transactions with relatives or friends;

      * use nonpublic Parlex, client or vendor information for personal gain by you, relatives or friends (including securities transactions based on such information);

      * have more than a modest financial interest in Parlex's vendors, clients or competitors;


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      *     receive a loan, or guarantee of obligations, from Parlex or a third party as a result of your position at Parlex; or

      * compete, or prepare to compete, with Parlex while still employed by Parlex.

There are other situations in which a conflict of interest may arise. If you have concerns about any situation, follow the steps outlined in the Section on "Reporting Violations."

Gifts, Bribes and Kickbacks
Other than for modest gifts given or received in the normal course of business (including travel or entertainment), neither you nor your relatives may give gifts to, or receive gifts from, Parlex's clients and vendors. In no event should you put Parlex or yourself in a position that would be embarrassing if the gift was made public.

Dealing with government employees is often different than dealing with private persons. Many governmental bodies strictly prohibit the receipt of any gratuities by their employees, including meals and entertainment. You must be aware of and strictly follow these prohibitions.

Any individual who pays or receives bribes or kickbacks will be immediately terminated and reported, as warranted, to the appropriate authorities. A kickback or bribe includes any item intended to improperly obtain favorable treatment.

Loans
You may not request or accept a loan or payroll advance from Parlex.

Improper Use or Theft of Parlex Property
Every associate must safeguard Parlex property from loss or theft, and may not take such property for personal use. Parlex property includes confidential information, software, computers, office equipment, and supplies. You must appropriately secure all Parlex property within your control to prevent its unauthorized use. Use of Parlex's electronic communications systems must conform with all applicable Parlex policies. You may make limited non-business use of Parlex's electronic communications systems, provided that such use: (i) is occasional; (ii) does not interfere with your professional responsibilities; (iii) does not diminish productivity; and (iv) does not violate any Parlex policies with regard to such use.

Covering Up Mistakes; Falsifying Records
Mistakes should never be covered up, but should be immediately fully disclosed and corrected. Falsification of any Parlex, client or third party record is prohibited.

Protection of Parlex, Client or Vendor Information
You may not use or reveal Parlex, client or vendor confidential or proprietary information to others. Additionally, you must take appropriate steps - including securing documents, limiting access to computers and electronic media, and proper disposal methods - to prevent unauthorized access to such information. Proprietary and/or confidential information, among other things, includes: business methods, pricing and


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marketing data, strategy, computer code, screens, forms, experimental research, information about, or received from, Parlex's current, former and prospective clients, vendors and associates.

Gathering Competitive Information
You may not accept, use or disclose the confidential information of our competitors. When obtaining competitive information, you must not violate our competitors' rights. Particular care must be taken when dealing with competitors' clients, ex-clients and ex-employees. Never ask for confidential or proprietary information. Never ask a person to violate a non-compete or non-disclosure agreement.

Sales: Defamation and Misrepresentation
Aggressive selling should not include misstatements, innuendo or rumors about our competition or their products and financial condition. Do not make unsupportable promises concerning Parlex's products.

Use of Parlex and Third Party Software
Parlex and third party software may be distributed and disclosed only to associates authorized to use it, and to clients in accordance with terms of a Parlex agreement.

Parlex and third party software may not be copied without specific authorization and may only be used to perform assigned responsibilities.

All third-party software must be properly licensed. The license agreements for such third party software may place various restrictions on the disclosure, use and copying of software.

Software
You may not possess, use or discuss proprietary computer code, output, documentation or trade secrets of a third party, unless authorized by such party. Intentional duplication or emulation of the "look and feel" of others' software is not permissible.

Fair Dealing
No Parlex associate should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.

Securities Trading
It is usually illegal to buy or sell securities using material information not available to the public. Persons who give such undisclosed "inside" information to others may be as liable as persons who trade securities while possessing such information. Securities laws may be violated if you, or any relatives or friends trade in securities of Parlex, or any of its clients or vendors, while possessing "inside" information. If you are uncertain, Parlex's Chief Financial Officer can assist you.


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Political Contributions
No company funds may be given directly to political candidates. You may, however, engage in political activity with your own resources on your own time.

Retention of Business Records
In no case may documents involved in a pending or threatened litigation, government inquiry or under subpoena or other information request, be discarded or destroyed. In addition, you may never destroy, alter, or conceal, with an improper purpose, any record or otherwise impede any official proceeding, either personally, in conjunction with, or by attempting to influence, another person.

Waivers
There shall be no waiver of any part of this Code of Ethics, except by a vote of the Board of Directors or a designated committee, which will ascertain whether a waiver is appropriate and ensure that the waiver is accompanied by appropriate controls designed to protect Parlex.

In the event that any waiver is granted, the waiver will be posted on the Parlex website, thereby allowing the Parlex shareholders to evaluate the merits of the particular waiver.

Reporting Violations
Your conduct can reinforce an ethical atmosphere and positively influence the conduct of fellow officers and your direct reports. If you are powerless to stop suspected misconduct or discover it after it has occurred, you must report it to Parlex's Chief Executive Officer or Chief Financial Officer, or you may directly contact the Chairman of the Audit Committee of Parlex's Board of Directors by sending a detailed note, with relevant documents, to Russell Wright.

Your calls, detailed notes and/or emails will be dealt with confidentially. You have the commitment of Parlex and of the Audit Committee of Parlex's Board of Directors that you will be protected from retaliation.

Code of Business Ethics and Conduct

Parlex's Code of Business Ethics and Conduct booklet is applicable to all associates of Parlex, including its executive officers and directors. In the event of any overlap between this Code of Ethics and the Code of Business Ethics and Conduct booklet, your actions should be governed by this Code of Ethics.

Conclusion
In the final analysis you are the guardian of Parlex's ethics. While there are no universal rules, when in doubt ask yourself:

      * Will my actions be ethical in every respect and fully comply with the law and with Parlex policies?

      *     Will my actions have the appearance of impropriety?


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      *     Will my actions be questioned by my supervisors, associates, clients, family and the general public?

      * Am I trying to fool anyone, including myself, as to the propriety of my actions?

If you are uncomfortable with your answer to any of the above, you should not take the contemplated actions without first discussing them with your local management. If you are still uncomfortable, please follow the steps outlined above in the Section on "Reporting Violations."

Any officer or director who ignores or violates any of Parlex's ethical standards, and any manager who penalizes a subordinate for trying to follow any ethical standards or policies in effect, will be subject to corrective action, including immediate dismissal or removal from the board. However, it is not the threat of discipline that should govern your actions. We hope you share our belief that a dedicated commitment to ethical behavior is the right thing to do, is good business, and is the surest way for Parlex to become and remain an industry leader.


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